  UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-38807

ANCHIANO THERAPEUTICS LTD.

(Translation of registrant’s name into English)

1/3 High-Tech Village, Givat Ram, P.O. Box 39264

Jerusalem, 9139102 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 24, 2019, Anchiano Therapeutics Ltd. (the “Company”) announced the resignation of Dr. Stephen Hoffman from the Company’s Board of Directors, effective immediately. Dr. Hoffman served as the Chairman of the Company’s Board of Directors. In submitting his resignation, Dr. Hoffman did not express any disagreement on any matter relating to the operations, policies or practices of the Company. A copy of the press release announcing the resignation is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

No.	Description
99.1	Press Release dated October 24, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2019

Anchiano Therapeutics Ltd.

By:	/s/ Dr. Frank G. Haluska
Name: Dr. Frank G. Haluska
Title: Chief Executive Officer